CM

[redacted]

14045727

OMMISSION
49

SEC Mail Processing Section

FEB 27 2014

Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HEALTHCARE COMMUNITY SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Empire Drive
(No. and Street)

Rensselaer	New York	12144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Del Pozzo — (518) 431-7787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 South Pearl Street, Suite 401	Albany	New York	12107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel J. Del Pozzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Healthcare Community Securities Corp, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP, Chief Financial Officer

Title

R. LARRY EDINGER
Notary Public - State of New York
No. 01ED6277556
Qualified in Albany County
My Commission Expires 3/11/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
FEB 27 2014
Washington DC
404

February 25, 2014

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To whom it may concern:

Enclosed are two original copies of the required 2013 annual audited financial statements for Healthcare Community Securities Corporation.

If you have any questions or require additional information, please contact me.

Regards,

Dan Lort

Daniel Lortie
Senior Director, Corporate Finance
518.431.7786

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2013 and 2012

HEALTHCARE COMMUNITY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years ended December 31, 2013 and 2012

HEALTHCARE COMMUNITY SECURITIES CORPORATION

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Healthcare Community Securities Corporation

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Healthcare Community Securities Corporation (a wholly-owned subsidiary of Group Insurance Agency, Inc.) as of December 31, 2013 and 2012, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Community Securities Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

UHY LLP
Certified Public Accountants

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

UHY LLP

Albany, New York
February 24, 2014

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2013	December 31, 2012
ASSETS		
CURRENT ASSETS		
Cash	**$ 1,438,178**	$ 1,343,197
Commissions receivable	**872,452**	760,842
Prepaid expenses and other assets	**140,328**	115,322
Total current assets	**2,450,958**	2,219,361
PROPERTY AND EQUIPMENT, net	**-**	-
ASSETS LIMITED AS TO USE	**23,805**	-
DEFERRED TAX ASSET	**146,017**	107,306
Total assets	**$ 2,620,780**	$ 2,326,667
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued expenses	**$ 755,829**	$ 585,952
Current portion of accrued postretirement benefit obligation	**58**	138
Due to affiliate	**524,681**	427,535
Total current liabilities	**1,280,568**	1,013,625
LONG-TERM LIABILITIES		
Other liabilities	**23,805**	-
Accrued postretirement benefit obligation, net of current portion	**106,585**	89,339
Total liabilities	**1,410,958**	1,102,964
STOCKHOLDER'S EQUITY		
Common stock, no par value; 100 shares authorized, issued and outstanding	**100**	100
Additional paid-in capital	**99,900**	99,900
Retained earnings	**1,130,191**	1,130,191
Accumulated other comprehensive loss	**(20,369)**	(6,488)
Total stockholder's equity	**1,209,822**	1,223,703
Total liabilities and stockholder's equity	**$ 2,620,780**	$ 2,326,667

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,	
	2013	2012
STATEMENT OF INCOME		
Revenues:		
Gross commissions	$ 8,277,258	$ 7,724,145
Less commissions paid to other broker/dealers	3,989,762	3,649,438
Net commissions	4,287,496	4,074,707
Consulting fees and other income	402,391	256,233
	4,689,887	4,330,940
Expenses:		
Corporate expenses	1,644,847	1,711,333
Employee compensation and benefits	1,690,793	1,227,151
Other operating expenses	337,359	293,953
Professional Fees	250,963	243,783
Occupancy	98,937	104,998
Insurance	82,564	77,775
Consulting expense	30,000	93,000
	4,135,463	3,751,993
Operating Income before taxes	554,424	578,947
Realized and unrealized gains on investments	1,509	-
Income tax expense	135,012	248,581
Net income	$ 420,921	$ 330,366
STATEMENT OF COMPREHENSIVE INCOME		
Net Income	$ 420,921	$ 330,366
Other Comprehensive income (loss):		
Post employment benefits	(13,881)	(1,701)
Comprehensive income (loss)	$ 407,040	$ 328,665

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, January 1, 2012	$ 100	$ 99,900	1,130,191	$ (4,787)	**$ 1,225,404**
Net income	-	-	330,366	-	**330,366**
Dividends paid	-	-	(330,366)	-	**(330,366)**
Post employment benefits	-	-	-	(1,701)	**(1,701)**
Balance, December 31, 2012	100	99,900	1,130,191	(6,488)	**1,223,703**
Net income	-	-	420,921	-	**420,921**
Dividends paid	-	-	(420,921)	-	**(420,921)**
Post employment benefits	-	-	-	(13,881)	**(13,881)**
Balance, December 31, 2013	$ 100	$ 99,900	$ 1,130,191	$ (20,369)	**$ 1,209,822**

See notes to financial statements.

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2013	**2012**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	**$ 420,921**	$ 330,366
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	**-**	45
Deferred taxes	**(38,711)**	8,321
Realized and unrealized (gains) losses on assets limited as to use	**(1,509)**	-
Changes in:		
Accounts receivable	**(111,610)**	40,905
Prepaid expenses	**(25,006)**	(57,484)
Accrued expenses	**169,877**	(61,731)
Other liabilities	**1,509**	-
Accrued postretirement benefit obligation	**3,285**	2,976
Cash provided by operating activities	**418,756**	263,398
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in due to affiliates	**97,146**	(225,869)
Dividends paid	**(420,921)**	(330,366)
Cash used in financing activities	**(323,775)**	(556,235)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**94,981**	(292,837)
CASH, Beginning of year	**1,343,197**	1,636,034
CASH, End of year	**$ 1,438,178**	$ 1,343,197
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments, net for income taxes	**$ 173,723**	$ 239,498
SUPPLEMENTAL DISCLOSURES OF NON-CASH INFORMATION		
Increase in assets limited as to use through other liabilities	**$ 8,996**	$ -
Contributions to assets limited as to use through due to affiliates	**$ 13,300**	$ -

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Healthcare Community Securities Corporation (the Corporation) is a wholly-owned subsidiary of Group Insurance Agency, Inc. (GIA). GIA is a wholly-owned subsidiary of HANYS Services, Inc. (Parent). Parent is a wholly-owned subsidiary of Healthcare Association of New York State, Inc. (HANYS). The Corporation was formed for the purpose of providing investment products and services to HANYS' members and their employees. The Corporation is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

Group Insurance Agency, Inc. (d/b/a HANYS Benefit Services) provides employee benefit programs and group and individual insurance products principally to HANYS' members and their employees.

HANYS Services, Inc. (d/b/a HANYS Solutions (HSI)) is the parent of GIA and other for-profit subsidiaries which provide software products, data analytics, and consulting services primarily to HANYS' members and the national hospital and healthcare market.

HANYS is a membership organization which provides various dues-supported services and programs to non-profit healthcare providers within New York State.

(b) Revenue Recognition/Commission Receivable

Commission revenue on mutual fund and variable annuity transactions is recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commissions receivable represent commissions earned on these transactions, but not collected by the Corporation. An allowance for doubtful accounts, if any, is based on a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluations and specific circumstances of customers. At December 31, 2013 and 2012, an allowance for doubtful accounts was not considered necessary.

(c) Income Taxes

The Corporation is a for-profit corporation under the provisions of the Internal Revenue Code and is included in a consolidated federal income tax return and a combined state return with its Parent. The Parent charges each related entity, including the Corporation, for its share of federal and state income tax expense, as if it filed a separate return. Income tax expense has been provided on income as reported in the statement of income.

The Parent and subsidiaries account for income taxes under the asset and liability method of accounting for income taxes. Under this method, a deferred tax liability is recognized for taxable temporary differences and a deferred tax asset is recognized for deductible temporary differences, tax credit carryforwards and operating loss carryforwards. A valuation allowance is established to reduce deferred tax assets if it is more than likely that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Income Taxes, continued

The Corporation follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The Corporation believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

The Corporation records income tax related interest and penalties as a component of the provision for income tax expense. There were no amounts of interest and penalties recognized in the statement of operations for the years ended December 31, 2013 and 2012.

None of the Corporation's income tax returns are currently under examination. However, fiscal years 2010 and later remain subject to examination by the IRS and various state authorities.

(d) Property and Equipment

Property and equipment is recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, which range from three to ten years.

(e) Securities and Exchange Commission Rule 15c3-3 Exemption

The Corporation is a "non-carrying" broker dealer and as such, it does not maintain custody of customer securities and/or cash. The Corporation was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at either December 31, 2013 or 2012.

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) *Cash*

For purposes of the statement of cash flows, the Corporation considers cash to be cash on hand and cash in banks.

The Corporation's cash is deposited with institutions of high credit quality. At times, these amounts may exceed Federal Deposit Insurance Corporation insurance limits.

(h) Assets Limited as to Use

Assets limited as to use include cash and investments held to fulfill deferred compensation obligations. Investments are reported at fair value with realized and unrealized gains and losses recognized in the statement of income. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Corporation follows generally accepted accounting principles for Fair Value Measurements for financial assets, which establishes a hierarchy for inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets. The investments are valued at Level 1 inputs at December 31, 2013.

(i) *Other Post-Retirement Costs*

Employers' accounting for defined benefit pension and other postretirement plans requires the recognition of a defined benefit pension or postretirement benefit plan's funded status as either an asset or liability on the balance sheet. The gain or loss and prior service cost or credits that arise during the period, but are not recognized as components of net periodic benefit costs, are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost.

(i) *Advertising Costs*

The Corporation expenses all advertising costs as incurred. Advertising costs amounted to $52,652 and $18,679 for the years ended December 31, 2013 and 2012, respectively.

(j) *Subsequent Events*

For purposes of preparing the financial statements, the Corporation considered events through February 24, 2014.

NOTE 2 — RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, HANYS, HSI, and GIA allocate certain administrative and operating expenses ("corporate expenses") and occupancy expenses to the Corporation and are reimbursed by the Corporation on a monthly basis. Corporate expenses allocated from HANYS, HSI, and GIA to the Corporation approximated $1,644,800 and $1,711,300 in 2013 and 2012, respectively. Amounts due to affiliate at December 31, 2013 and 2012 represent the net liability due to HANYS, HSI and GIA for allocated expenses and the Corporation's share of federal and state income tax expense and is payable in the normal course of business without interest.

NOTE 3 — OTHER OPERATING EXPENSES

Other operating expenses for the years ended December 31, 2013 and 2012 consisted of the following:

	2013	2012
Travel	$ 121,653	$ 108,473
Advertising and promotion	52,652	18,679
Maintenance and repairs	45,332	49,352
Office supplies and other	42,024	37,931
Telephone	34,789	32,345
Licensing fees	27,666	19,460
Direct administrative fees	13,243	27,668
Depreciation expense	-	45
	$ 337,358	$ 293,953

NOTE 4 — EMPLOYEE BENEFIT PLANS

Defined Contribution Retirement Plan

The Corporation participates in HANYS's defined contribution plan. The Corporation's contributions to the plan are discretionary but may not exceed 10% of participants' compensation. Participants may make voluntary contributions to the plan based upon limitations as established by the Internal Revenue Code. Retirement plan costs charged to operations for the years ended December 31, 2013 and 2012 were approximately $120,500 and $86,200, respectively.

Deferred Compensation Plans

The Corporation has a voluntary deferred compensation plan for the benefit of the Corporation's highly compensated employees. This plan provides for a benefit to the employee at the age of retirement (65 years old).

Annual deferrals are based on a percentage of the participant's salary, and are subject to limits under the Internal Revenue Code.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Deferred Compensation Plans *(Continued)*

There were two participants in the plan as of December 31, 2013. The assets held on behalf of the participants for the plan is reported in the statement of financial position as assets limited as to use and the unfunded obligation is reported as other liabilities. These assets are considered general assets of the Corporation.

Other Post Retirement Benefits

HANYS provides postretirement health and life insurance benefits to all of its subsidiary and related corporations through the Healthcare Association of New York State, Inc.'s Postretirement Welfare Plan (the "postretirement plan") for certain full-time employees with over five years of service who meet minimum age and service requirements at the time of termination and elect to receive benefits upon retirement. The maximum amount of benefits available to retirees is limited by HANYS' policy.

A summary of the Corporation's share of the funded status of the postretirement plan and other plan information is as follows:

	2013	2012
Benefit obligation	$ (106,643)	$ (89,477)
Fair value of plan assets	-	-
Funded status - (unfunded)	$ (106,643)	$ (89,477)
Accrued other postretirement benefit obligation recorded in the statements of financial position - other liabilities	$ (106,643)	$ (89,477)
Items not yet recognized as a component of net periodic pension cost:		
Net loss (gain)	$ 22,676	$ 11,104
Prior service cost	(2,307)	(4,616)
Tax benefit	-	-
Accumulated other comprehensive loss (income) net of deferred tax benefit/expense	$ 20,369	$ 6,488
Weighted-average assumptions for net benefit obligation and net benefit cost		
Discount rate	4.95%	4.40%
Expected return on plan assets	-	-
Rate of compensation increase	0.00%	0.00%

The discount rate used in determining the accumulated postretirement benefit obligation (APBO) was 4.95% and 4.40% as of December 31, 2013 and 2012, respectively. For measurement purposes, an annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed to be 9.0% for 2013 grading to 4% by 2018 (9.0% for 2012) and remaining at that level thereafter.

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

Other Post Retirement Benefits *(Continued)*

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") introduced a new prescription drug benefit under Medicare that went into effect in 2006. The Act also included a federal subsidy payable to plan sponsors equal to 28% of certain prescription drug benefits payable to Medicare-eligible retirees in 2006. The subsidy is available to an employer that sponsors a retiree medical plan that includes a prescription drug benefit that is at least as valuable as the new Medicare coverage. The subsidy is not subject to federal income tax. The APBO valuation does not reflect the effect of the Act as HANYS has determined the effect to be immaterial to the postretirement plan. Accordingly, HANYS elected not to file for the 2006 subsidy.

Healthcare cost trend rates have a significant effect on the future costs and related amounts reported for health care plans. An additional one-percentage-point change in the assumed health care cost trend rate for each year would significantly change the postretirement benefit obligation.

In January 2005, HANYS' Board of Directors approved an amendment to its postretirement health and life insurance benefit plan. These amendments effectively changed certain eligibility criteria for certain employees participating in the plan, as well as capping certain costs and eliminating certain benefits offered under the plan.

Components of projected net periodic pension cost for the years ended December 31 are:

	2013	2012
Service cost for benefits earned	$ 1,099	$ 1,076
Interest cost on benefit obligation	3,936	3,728
Amortization of prior year cost and actuarial gain/loss	(1,703)	(1,702)
Periodic benefit cost	$ 3,332	$ 3,102
Employer contribution made	$ 48	$ 124
Benefits paid	$ 48	$ 124

Other changes in plan benefit obligations, which is the only item recognized in other comprehensive income, were as follows:

	2013	2012
Current year actuarial loss	$ 12,178	$ -
Amortization of actuarial (loss)	(606)	(607)
Amortization of prior service cost	2,309	2,308
Total recognized in other comprehensive loss	$ 13,881	$ 1,701

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2014 are as follows:

Actuarial gain/loss	$ -
Prior service cost	2,307
Total	$ 2,307

NOTE 4 — EMPLOYEE BENEFIT PLANS (Continued)

***Other Post Retirement Benefits** (Continued)*

Expected benefit payments for the next five years and the five years thereafter, using a December 31 measurement date, are as follows:

2014	$ 4,000
2015	$ 4,000
2016	$ 4,000
2017	$ 5,000
2018	$ 5,000
2019-2023	$ 26,000

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 and 2012 consisted of the following:

	2013	2012
Furniture	$ 30,960	$ 30,960
Software	30,000	30,000
Office equipment	18,645	18,645
Computer equipment	956	956
	80,561	80,561
Less accumulated depreciation	80,561	80,561
Property and equipment, net	$ -	$ -

Depreciation expense was $0 and $45 for 2013 and 2012, respectively.

NOTE 6 — NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness, but not less than $25,000, and that the ratio of aggregate indebtedness to net capital as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2013 and 2012, the Corporation had net capital of approximately $899,700 and $1,001,100, respectively, which was approximately $805,600 and $927,500 in excess of its minimum required net capital of approximately $94,100 and $73,500 at December 31, 2013 and 2012, respectively. The Corporation's ratio of aggregate indebtedness to net capital was approximately 1.6 to 1 for December 31, 2013 and 1.1 to 1 for December 31, 2012.

NOTE 7 — PROVISION FOR INCOME TAXES

Federal and state income tax expense attributable to the Corporation for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Federal tax expense	$143,484	$199,095
State tax expense	30,239	41,165
Deferred tax (benefit) expense	(38,711)	8,321
Total income taxes	$135,012	$248,581

The tax effects of temporary differences that give rise to significant portions of deferred tax assets at December 31, 2013 and 2012 are presented below:

	2013	2012
Deferred tax assets		
Accrued post retirement liability	$ 35,805	$ 34,441
Accrued compensated absences	34,142	28,459
Accrued incentive compensation	76,070	44,406
Net deferred tax assets	$146,017	$107,306

NOTE 8 — CONCENTRATIONS OF CREDIT RISK

The Corporation's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Corporation places cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

SUPPLEMENTAL INFORMATION

SCHEDULE I

HEALTHCARE COMMUNITY SECURITIES CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF GROUP INSURANCE AGENCY, INC.)
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
As of December 31, 2013

Net Capital	
Total stockholder's equity qualified for net capital	$1,209,822
Deductions and/or charges:	
Non-allowable assets:	
Deferred tax asset	(146,017)
Commissions receivable over 30 days	-
Prepaid expenses and other assets	(140,328)
Assets limited as to use	(23,805)
Property and equipment, net	-
Net capital	$ 899,672
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accrued expenses	$ 755,829
Due to affiliates	524,681
Other liabilities	23,805
Accrued postretirement benefit	106,643
Total aggregate indebtedness	$1,410,958
Computation of Basic Net Capital Requirement	
Aggregate Indebtedness divided by 15 (A)	$ 94,064
Minimum net capital requirement (B)	25,000
Net capital requirement (greater of A or B)	$ 94,064
Excess net capital over net capital requirement	$ 805,608
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 758,576

Note: There were no material differences between the Corporation's computation of net capital as filed in Part II A, Quarterly 17a-5(a) revised FOCUS report filed on February 20, 2014, and the above schedule as of December 31, 2013.

OTHER REPORT

UHY LLP
Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Healthcare Community Securities Corporation

In planning and performing our audit of the financial statements of Healthcare Community Securities Corporation (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 24, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Healthcare Community Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Healthcare Community Services Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Healthcare Community Services Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Healthcare Community Services Corporation's management is responsible for the Healthcare Community Services Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries showing the payment of $435 to SIPC on July 25, 2013 with wire payment ID 50702 and $2,405 on February 13, 2014 with wire payment ID 694315, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the general ledger, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the general ledger supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 24, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 13

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046981 FINRA DEC
HEALTHCARE COMMUNITY SECURITIES 14*14
1 EMPIRE DR
RENSSELAER NY 12144-5729

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel J. Del Pozzo (518)431-7787

2. A. General Assessment (item 2e from page 2)		$ 2,840.00
B. Less payment made with SIPC-6 filed (exclude interest) 7/25/2013 Date Paid		(435.00)
C. Less prior overpayment applied		(0.00)
D. Assessment balance due or (overpayment)		2,405.00
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0.00
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2,405.00
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2,405.00	
H. Overpayment carried forward	$(0.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Healthcare Community Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11th day of February, 20 14.

VP, Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2013
and ending Dec 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,681,158
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(7,543,531)
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	(1,509)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,136,118
2e. General Assessment @ .0025	$ 2,840
	(to page 1, line 2.A.)